Filed by Coca-Cola Hellenic Bottling Company S.A.

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9 under the Securities Exchange Act of 1934

Subject Company:

Coca-Cola Hellenic Bottling Company S.A.

(Commission File No. 001-31466)

SPEAKING POINTS FOR OPCO AND GMs

•                  We have announced some really exciting news about the Coca-Cola Hellenic Group. This news should make us all proud and happy!

•                  The time has come to spread our wings. We are taking our Group to the next level of its development!

•                  We are seeking to establish our primary listing in the premium segment of the London Stock Exchange

•                  We are seeking inclusion in the FTSE 100 index (the most prestigious top 100 UK listed companies)

•                  The new ultimate Parent company of the Group, Coca-Cola HBC AG, will be domiciled in Switzerland

•                  We are a true multinational and should reside in a leading European stock exchange. Our Group has grown and matured steadily over the past years

•                  28 Countries in 3 continents

•                  €7bn of Revenue: the second biggest System bottler

•                  A very international profile of investors spreading across the UK, US, Europe

Frequently Asked Questions

1.              Why a London listing?

We explored a number of alternative trading venues in Europe and eventually decided that a listing on the Premium segment of the LSE would be the right trading venue for CCH. The reasons for this include the following:

a.               LSE is the largest and most liquid equity market in Europe — average daily trading value of c. €7.1 billion

b.              Largest number of international listed companies: Approx. 20% of total number of listed companies

c.               Contains a wide range of Food & Beverage companies, which will provide a more appropriate benchmark for our valuation

d.              Largest pool of equity funds dedicated to international companies: approx €941bn equity assets under management

We believe that a listing on the Premium segment of the LSE should help our stock trade more in line with its long term value fundamentals.

2.              Why now?

a.               Investors have voiced concerns about the liquidity of the Athens Exchange

b.              Rating Agencies have downgraded us because they are concerned about our ability to access the capital markets at competitive terms

3.              Why did we decide to domicile the Group parent company in Switzerland?

We undertook a thorough analysis in terms of choosing the most attractive country location for the Group’s ultimate parent company and chose Switzerland as the preferred country of incorporation. The main criteria used in this analysis included:

i.                  Stable economic environment

ii.               Stable regulatory environment and ease of doing business

iii.            Being one of the existing CCH markets

iv.           Close proximity to our other markets and ease of access

v.              Switzerland has a track record of being a jurisdiction of choice for a large number of multinational companies with a similar profile to ours, such as Glencore, Xstrata, Alliance, Boots, Kraft, Nestle, Sony and SAB Miller.

4.              What does this all mean in practical terms?

a.               For Country operations employees and the way we work with the Corporate Office

i.                  There is no impact of the transaction to Country Operations. The Group Corporate Service Centre continues to support our operations as before.

b.              For OpCo and Corporate Office employees

i.                  Following completion of the transaction, the Corporate Offices in Athens and Vienna and our Shared Services Center in Sofia will be unaffected. There is no impact on jobs, compensation and benefits as a result of the transaction. The Athens Corporate Office will evolve to a Group Corporate Service Center and will remain in Athens.

ii.               With the location of the ultimate group parent, CCHBC AG, in Switzerland, our OPCO will operate from Switzerland. This is a mandatory requirement.

c.               For Group customers and suppliers

i.                  This transaction will make the Group stronger. Our customers and suppliers should be proud to be collaborating with a multinational group listed in a high profile international stock exchange

Short Description of the transaction (please refer to the full announcement of Coca-Cola Hellenic available in our website):

•                  Coca-Cola HBC AG, a Swiss company incorporated by Kar-Tess Holding S.A. submitted a voluntary share exchange offer to acquire all outstanding ordinary shares of Coca-Cola Hellenic Bottling Company S.A. for new ordinary shares of Coca-Cola HBC AG on a one-for-one basis.

•                  The purpose of the exchange offer by Coca-Cola HBC AG is to facilitate a premium listing of the Coca-Cola Hellenic group of companies on the London Stock Exchange and a listing on the New York Stock Exchange, under a new Swiss holding company. Coca-Cola HBC AG intends to establish a listing for the Coca-Cola HBC AG Shares on the Athens Exchange subject to the necessary approvals.

Important Notices

General

The exchange offer described herein is addressed to Coca-Cola Hellenic Bottling Company S.A.’s shareholders and only to persons to whom it may be lawfully addressed.  The Greek exchange offer will be made in the territory of the Hellenic Republic and to the public in the United Kingdom.  The making of the exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside the Hellenic Republic, the United Kingdom or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction.

The exchange offer is not being made, directly or indirectly, by mail or by any means in or into Australia, Canada, Japan or any jurisdiction within which, under its laws, rules and regulations, the submission, the making or the presentation of the exchange offer or the mailing or distribution of, the Greek information circular, the prospectus relating to the ordinary shares of Coca-Cola HBC AG approved by the United Kingdom Listing Authority (the “Prospectus”), a declaration of acceptance and any other document or material relevant thereto (together, the “Greek Offer Documents”) is illegal or contravenes any applicable legislation, rule or regulation (together, the “Excluded Territories”) except as set out below for the United States. Accordingly, copies of any such documents and materials will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone or from anyone in or into or from any Excluded Territory.

No person receiving a copy of this document or of any Greek Offer Document in any jurisdiction outside the Hellenic Republic or the United Kingdom (or any documents relating to the U.S. Exchange Offer other than in the United States or to holders of Coca-Cola Hellenic ADSs)  may treat any such document as if it constituted a solicitation or offer to such person and under no circumstances may such person use any Greek Offer Document if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Greek Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any such Greek Offer Document is sent for information purposes only.

United States

Separate documentation for the U.S. exchange offer will be made available to holders of ordinary shares of Coca-Cola Hellenic located in the United States and holders of American depositary shares representing ordinary shares of Coca-Cola Hellenic, wherever located.  No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. If you are an Excluded Shareholder and have any doubts as to your status, you should consult with your professional advisor in the relevant jurisdiction.

Coca-Cola HBC AG and Coca-Cola Hellenic may be required to file materials relevant to the U.S. exchange offer with the U.S. Securities and Exchange Commission (the “SEC”). Such documents, however, may not all be currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Coca-Cola HBC AG and Coca-Cola Hellenic, without charge, once they are filed with the SEC. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This document does not contain, constitute or form part of any offer or invitation to sell or subscribe or any solicitation of any offer to purchase or subscribe for any securities in any jurisdiction, and neither this document (nor any part of it) nor the fact of its distribution form the basis of, or may be relied upon in connection with, or act as any inducement to enter into, any contract or commitment whatsoever.

European Economic Area

This document is an advertisement and not a prospectus and investors should not subscribe for or purchase any transferable securities referred to in this document except on the basis of information contained in the Prospectus and the Greek Offer Documents proposed to be published by Coca-Cola HBC AG in due course in connection with the proposed Greek exchange offer and the admission of the ordinary shares of Coca-Cola HBC AG to the premium segment of the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc’s main market for listed securities (the “Admission”). A copy of the Prospectus will, following publication, be available from Coca-Cola HBC AG’s website at http://www.coca-colahbcag.com.

In member states of the European Economic Area (“EEA”) other than Greece and the United Kingdom (from the time the Prospectus has been approved by the United Kingdom Listing Authority and published in accordance with the Prospectus Directive (2003/71/EC, as amended), as implemented in the United Kingdom; and in the case of Greece, passported), this document and any offer if made subsequently is directed only at persons who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC, as amended) (“Qualified Investors”). Any person in the EEA who acquires securities in the exchange offer (an “investor”) or to whom the exchange offer is made will be deemed to have represented and agreed that it is a Qualified Investor. Any investor will also be deemed to have represented and agreed that any securities acquired by it in the exchange offer have not been acquired on behalf of persons in the EEA other than Qualified Investors, nor have the securities been acquired with a view to their offer or resale in the EEA to persons where this would result in a requirement for publication by Coca-Cola HBC AG of a prospectus pursuant to Article 3 of the Prospectus Directive. Coca-Cola HBC AG and its affiliates and others will rely upon the truth and accuracy of the foregoing representations and agreements.

Cautionary Statement Regarding Forward-Looking Statements

The information contained in this document is for background purposes only and does not purport to be full or complete. No reliance may or should be placed by any person for any purposes whatsoever on the information contained in this document or on its completeness, accuracy or fairness. The information in this document is subject to change. The dates of the exchange offer and the Admission may change. There is no guarantee that the exchange offer and the Admission will occur and you should not base your financial decisions on Coca-Cola HBC AG’s intentions at this stage in relation to the exchange offer and the Admission.

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as “believe,” “outlook,” “guidance,” “intend,” “expect,” “anticipate,” “plan,” “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding expected take-up of the exchange offer; plans for Coca-Cola Hellenic and for Coca-Cola HBC AG following completion of the exchange offer; planned times and places of listings of the ordinary shares and American depositary shares of Coca-Cola HBC AG; planned de-listings and U.S. de-registration of the ordinary shares and American depositary shares of Coca-Cola Hellenic; Coca-Cola Hellenic’s future financial position and results; Coca-Cola Hellenic’s outlook for 2012 and future years; business strategy; the effects of the global economic slowdown; the impact of the sovereign debt crisis, currency volatility, Coca-Cola Hellenic’s recent acquisitions, and restructuring initiatives on Coca-Cola Hellenic’s business and financial condition; Coca-Cola Hellenic’s future dealings with The Coca-Cola Company; budgets; projected levels of consumption and production; projected raw material and other costs; estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect current expectations and assumptions as to future events and circumstances that may not prove accurate. Actual results and events could differ materially from those anticipated in the forward-looking statements for many reasons.

Although Coca-Cola HBC AG and Coca-Cola Hellenic believe that, as of the date of this document, the expectations reflected in the forward-looking statements are reasonable, Coca-Cola HBC AG and Coca-Cola Hellenic cannot assure you that future events will meet these expectations. Moreover, neither Coca-Cola HBC AG nor Coca-Cola Hellenic nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of this document, unless Coca-Cola Hellenic is required by law or the rules of the UK Financial Services Authority to update these forward-looking statements, Coca-Cola Hellenic will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in expectations.